points
INTERNATIONAL LTD

SUPPL

04046150

SEC MAIL PROCESSING
RECEIVED
NOV 12 2004
WASH. D.C. 185 SECTION

Securities & Exchange Commission
450 – 5th Street N.W.
Washington, DC
20549

Regarding: FILE NO. 82-34823

Enclosed please find an original copy of:

1. MD&A
2. Unaudited Consolidated Financial Statements, September 30, 2004
3. Press Release

to be filed with the SEC under file no. 82-34823.

We have also enclosed a self-addressed return envelope for confirmation of filing from your office.

Should you require any further information, please don't hesitate to contact me directly at (416) 596-6360.

Sincerely,

Gail Flint
Executive Assistant
Points International Ltd.

PROCESSED
NOV 17 2004
THOMSON
FINANCIAL

dlw 11/17

Encl:

POINTS INTERNATIONAL LTD.
INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS

The following interim management's discussion and analysis ("MD&A") of the performance, financial condition and future prospects of Points International Ltd. (which is also referred to herein as "Points" or the "Corporation") should be read in conjunction with the Corporation's consolidated financial statements (including the notes thereon) for the quarter ended September 30, 2004 and with the Corporation's 2003 audited consolidated financial statements. Further information, including Points' Annual Information Form ("AIF") for the year ended December 31, 2003, may be accessed at www.sedar.com. All financial data herein has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts herein are in Canadian dollars unless otherwise specified. This MD&A is dated as of September 30, 2004.

Forward-Looking Statements

Some of the statements contained or incorporated by reference in this MD&A, including those relating to Points' strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions, are forward-looking statements within the meaning of Canadian securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Points as set forth herein. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

The forward-looking statements contained or incorporated by reference in this MD&A are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and shareholder value of Points may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in Points' AIF filed with Canadian securities regulators and the factors detailed in Points' other filings with Canadian securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

Overview of Points' Business

Core Business – *Points Solutions*

Points has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the *Points Solutions*, to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The *Points Solutions* are comprised of *Points.com* (referred to as the *Points Exchange* in past disclosures) and a suite of *Private Branded Solutions* available to loyalty program operators.

Points.com

In April 2001, Points launched its cornerstone product, the proprietary *Points.com website*. *Points.com* is an online service allowing consumers who are members of participating loyalty programs to exchange their loyalty program points and/or miles between the participating loyalty programs. *Points.com* also serves as a central resource to help individuals track their account balances with a number of their major loyalty programs.

As at September 30, 2004, *Points.com* had attracted 43 loyalty program participants (as at the date hereof 3 additional partners are under contract but not yet launched), including the loyalty programs of leading airlines, hotels, online and retail businesses, and gift certificate programs.

Development Initiated for Points.com Version 3.0

At the beginning of the second quarter of 2005, Points International Ltd. will begin making some important changes to the *Points.com* consumer Web site.

Currently, *Points.com* is a transactional site that allows consumers to exchange miles and points between over 40 reward programs. In addition to this unique functionality, consumers may also track balances in many of their valued reward programs. While established as the world's only service of its kind, *Points.com* in its current form represents only a small part of the Company's opportunity to service consumers' total reward program experience.

The new *Points.com* internally referred to as "*Points.com version 3.0*", represents a major enhancement in our relationship with both reward program partners as well as the consumer. Today, the consumer interacts with a site that centers on a single feature: Exchange. The new *Points.com version 3.0* will broaden its offerings, and present each consumer with a personalized view of their reward program universe.

Because of this personalized view of the consumer's reward program universe, we will be able to help the consumer release more value from their favourite programs, so that they can "Get More Rewards, Faster™". This is accomplished by adding new mile and point management tools such as ways to purchase and earn more miles or points in their favourite programs. In addition, the system will be driven by an Amazon-style associative relevance suggestion engine that will use the consumer's unique program and point balance mix to suggest ways to use the Earn, Buy and Exchange tools to "Get More Rewards, Faster™".

The result of these changes is that *Points.com* will become a "reward management portal", providing a more comprehensive and engaging consumer experience.

Importantly, this functionality will add new revenue streams to the *Points.com* business model. Most significantly, the loyalty management utility of the site will allow us to focus more on subscription membership as a core aspect of the business. Additionally, management anticipates significant revenue streams from the additional functionality incorporated into the site.

These changes will be phased in over the course of 2005, with monthly releases beginning in the second quarter. In April 2005, *Points.com* users will immediately notice a new look and feel that will reflect our more consumer-focused approach. Over the course of the spring and summer, Points.com will add Purchase, Earn, and Suggestion functionality.

In the second half of 2005, management will begin driving significant consumer traffic to the new *Points.com* to leverage the site's ongoing evolution.

In accordance with Canadian GAAP and CICA handbook sections 3061 and 3062, website development costs incurred in the website application and infrastructure development associated with *Points.com Version 3.0* will be capitalized. For additional information, see "General and Administrative Expenses", page 13, and "Capital Resources - Planned Capital Expenditures", page 29.

Private Branded Solutions

In addition to *Points.com*, Points offers a portfolio of *Private Branded Solutions* to loyalty programs. This suite of technologies includes:

POINTS*purchase* and POINTS*gift* – facilitates the online sale and gift of miles, points and other loyalty program currencies.

POINTS*corporate* – facilitates the sale of loyalty program currencies to corporate customers.

POINTS*transfer* – facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts.

POINTS*integrate* – functions as a common platform to process transactions between third-party loyalty programs, to simplify and automate a complex and resource-intensive process, with a single integration.

POINTS*elite* – facilitates the online sale of tier status to members of loyalty programs.

POINTS*custom* – custom applications developed for select large loyalty program partners.

Significant Business Developments in the Third Quarter of 2004

1. Points International partners with British Airways (BA), enabling Executive Club Members worldwide to Buy BA Miles online

   Members of the British Airways Executive Club program in over 190 countries can now buy BA Miles online at www.ba.com, enabling them to reach reward redemption levels faster.

2. Hawaiian Airline's HawaiianMiles teams up with *Points.com*

   HawaiianMiles members now have the opportunity to consolidate their other loyalty currencies into HawaiianMiles or exchange their HawaiianMiles for the currencies of other loyalty programs in order to reach their reward goals faster. Members of *Points.com* have the added convenience of being able to earn, redeem, exchange, and manage their loyalty currencies in one place.

3. Prime Hospitality partners with *Points.com*

   Prime Hospitality, which owns and operates three proprietary brands, Prime Hotels & Resort, AmeriSuites, and Wellesley Inns & Suites®, has joined *Points.com.* Now their loyalty program members will have exciting new ways to acquire Prime Rewards points. By exchanging points or miles into their Prime Rewards account, customers can top up their account and achieve their award levels faster than ever before.

4. Gold Points Reward Network partners with Points.com

   The Gold Points Reward Network has over 8 million members that can earn and redeem their points at more than 1,000 Gold Points partner locations. The relationship between Goldpoints and *Points.com* allows all Goldpoints members, apart from those holding a membership card in one of their hotel properties, to exchange into and out of the Goldpoints currency.

5. ACCENT Becomes the First Online Training Program to Join *Points.com*

   Beginning in September, ACCENT Training will join *Points.com* as an official partner, which will allow Smart Rewards members to exchange their Smart Rewards for redemption opportunities on Points.com.

6. Starbucks Duetto™ Card – joins Points.com

   The original partnership that allowed *Points.com* members to exchange loyalty currencies into Starbucks Gift cards has been expanded so that Starbucks members can now also exchange *Points.com* partner currencies into their Starbucks Duetto™ Visa. The Duetto card is a multi-functional credit card that combines a re-loadable stored value card with a Visa credit card. Loyalty currencies exchanged into either Starbucks gift cards or Duetto dollars can then be redeemed at over 4000 Starbucks retail locations in Canada and the United States for products and merchandise.

7. American Airlines – launched a Private Branded Exchange (POINTS*custom* Solution)

With the September 17th launch of the redemption platform for American Airlines, AAdvantage members may now redeem their miles online for hotel stays and hotel and other program points. Participating companies to date include Marriott, Diners Club, Intercontinental Hotels and Hilton. The participant list will be expanded in first quarter of 2005 to include other partner options. The redeem AAmiles program adds value to the AAdvantage Program and its members by increasing the utility of miles earned, and facilitating an online process that reduces transaction processing time from weeks to days.

Revenue Recognition Policies

The revenue recognition policies for the suite of *Points Solutions* are as follows:

Points.com:

- Exchange commissions are a percentage of the exchanged value and are recognized as the services are provided under the terms of related contracts.
- Membership dues received in advance for services are recognized over the term of service. Membership dues are $29.95 annually for a *PointsPlus* membership. The annual membership increased from $19.95 on Sept. 30, 2004.
- One-time trading fees ($9.95 per trade) are recognized at the time of the trade (for non–*PointsPlus* members). The one-time trading fee increased from $5.95 on Sept. 30, 2004.
- Non-refundable partner sign-up fees, for which the Corporation is under no further obligations, are recognized when the program becomes available as an exchange partner on the *Points.com*.

Private Branded Solutions:

- Revenues from the sale of loyalty program points are recorded net of costs.
- Hosting and management fees are recognized in the period of service.
- Non-refundable partner sign-up fees with no fixed term, and for which the Corporation is under no further obligations, are recognized as revenue when received.
- Technology design, development and maintenance revenues are recorded on a "percentage-of-completion" basis.

Key Business Drivers

Revenue growth has historically been, and will continue to be, generated by growth of membership in and use of the suite of *Points Solutions* (i.e., *Points.com* and *Private Branded Solutions*).

Growth in the number of individual members using *Points.com* is driven by three factors that contribute to increased site traffic and the ease with which a consumer can join *Points.com* to

conduct exchange transactions. These factors are website usability and enhancements, marketing (awareness and brand) and partner activity. For additional information, see "*Points.com* Growth" on page 8 hereof.

Growth in *Private Branded Solutions* will occur from organic growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see "*Private Branded Solutions* Growth" on page 9 hereof.

While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation's growth prospects. For additional information, see "Growth of Loyalty Program Industry" on page 12 hereof.

Results of Operations – Revenues

Overview

Revenue for the three months ended September 30, 2004 was $1,978,942 representing a year over year increase of 20% and a decrease of 2.6% over the prior quarter (June 30, 2004). The provision of *Points Solutions* accounted for approximately 98% of the revenues in the third quarter (interest income accounted for the remaining two percent). The results for the nine-month period ended September 30, 2004 represented a 28% increase in revenues year over year. Revenues declined in the third quarter relative to the second quarter due to a decrease in interest earned. See "Other factors Contributing to Revenue Growth – Interest Income, page 9" for additional information. Revenues from operations were flat. Revenues from operations are expected to increase in the fourth quarter as additional *Private Branded Solutions* are launched. For additional information see "Revenue Growth", page 7.

	For the three months ended			For the nine months ended	
Revenues	**Sept. 30 2004**	**June 30 2004**	**Sept. 30 2003**	**Sept. 30 2004**	**Sept. 30 2003**
Points Operations	$ 1,945,599	$ 1,948,570	$ 1,539,780	$ 5,426,681	$ 4,166,147
Interest and other revenue	33,343	83,566	107,786	201,961	243,179
Total Revenue	**$ 1,978,942**	**$2,032,136**	**$ 1,647,566**	**$ 5,628,642**	**$ 4,409,326**

A substantial portion of Points' revenue is generated through the provision of *Private Branded Solutions* for loyalty programs by way of fees for technology services and transaction fees or commissions paid to Points by the operators of the loyalty programs.

Points earns revenue from *Points.com* in three principal ways. First, Points charges a commission on all exchanges, based on a value of the loyalty currency tendered for exchange by the loyalty program member. Through the exchange model, the participating loyalty program sets a value on the currency tendered for "sale". Based on this valuation, a percentage is remitted to Points and the remaining balance is used to purchase the currency of another participating loyalty program. Second, loyalty program members pay Points either a fee for each exchange transaction at *Points.com* or an annual fee for a membership that includes unlimited exchange transactions. Finally, Points may earn a non-refundable partner sign-up fee when a partner joins *Points.com*.

For the three-month period ended September 30, 2004, two key customers represented approximately 37% of the Corporation's gross revenues (for the three-month period ended September 30, 2003, two key customers represented 65% of the Corporation's gross revenues). In addition, two key customers, measured by revenue, represented approximately 64% (September 30, 2003 – 59%) of the Corporation's deposits. One of the two customers in 2004 is not the same customer as in 2003. As additional partner relationships are established and revenues grow, management expects the economic dependence on any key customer to be reduced.

In the third quarter of 2004, approximately 92% of the Corporation's revenues were recurring revenues (e.g. revenues from monthly management fees, membership fees and transaction fees) and 8% were from non-recurring sources (e.g. one-time web development and integration fees).

	For the three months ended			For the nine months ended	
Revenues	**Sept. 30 2004**	**June 30 2004**	**Sept. 30 2003**	**Sept. 30 2004**	**Sept. 30 2003**
Recurring revenues	$ 1,829,762	$ 1,973,231	$ 1,257,890	$ 5,375,109	$ 3,481,564
Non-recurring revenues	149,180	58,905	389,676	253,534	927,762
Total Revenue	**$ 1,978,942**	**$2,032,136**	**$ 1,647,566**	**$ 5,628,642**	**$ 4,409,326**

Management recognizes that the Corporation must eventually achieve profitability through revenue growth and cost management. As significant resources have and will be allocated to the launch of *Points.com Version 3.0*, management now expects that Points' revenues will exceed its general and administrative in 2006 rather than, as previously stated, in 2005.

Revenue Growth

Revenue growth has historically been, and will continue to be, generated by growth of membership in and use of the suite of *Points Solutions* products. Growth in product usage will occur from the organic growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenues and, based on continuing business development efforts, is optimistic about new revenue sources in future quarters.

Growth in Use of the Points Solutions

The suite of *Points Solutions* experiences revenue growth based on the number of loyalty program partners and consumer members who participate in the various programs.

Partner Summary – Total Number of Partners[1]

Number of Partners as at	Sept. 30 2004	June 30 2004	Sept. 30 2003
Points.com	43	40	30
Private Branded Solutions[2]	20	19	11
Cumulative Points Transacted (000,000's)	6,492	5,318	2,487

Notes:

(1) Partners may be included in both the *Private Branded Solutions* and the *Points.com.*

(2) Includes seven additional partners acquired in the MilePoint Acquisition as at March 31, 2004.

Points.com Growth

Growth in the number of consumer members paying for a *Points.com* PointsPlus membership and/or completing an exchange transaction is driven by three factors that contribute to both increased site traffic and the ease with which a consumer can join *Points.com* and then conduct exchange transactions: website usability and enhancements; marketing (awareness and brand) and partner activity. Continued enhancements have been made to the website that simplify processes and will allow Points to grow while incurring fewer costs. The release of *Points.com version 3.0* will also add a significant number of new features and improved functionality. Growth in activity at *Points.com* is also heavily impacted by partner activity. The number of loyalty program partners and their industry mix are two important elements in the growth of *Points.com* because it directly impacts the consumers' value proposition. Said differently, the more loyalty programs that a consumer participates in, that are also *Points.com* partners, the greater the opportunity for that consumer to maximize the value of his or her collective loyalty programs. Management expects to round out the partner industry mix and add several partners over the next two quarters.

Another measure of the value received by consumers upon completing a transaction is the "Trade Ratio", defined as the number of points or miles of one program required to acquire one point or mile of another loyalty currency. The Trade Ratio is an average for all exchange transactions completed in a period.

	For the three months ended		
***Point.com* Metrics**	**Sept. 30 2004**	**June 30 2004**	**Sept. 30 2003**
Total Loyalty Programs – cumulative	43	40	30
Trade Ratio[1]	1.78 to 1	1.48 to 1	1.70 to 1

Notes:

(1) Average rates are based on all miles and points exchanged and excludes exchanges into gift certificates. The results are based on actual trades made during the applicable period.

The number of loyalty programs participating on *Points.com* has increased by 47% since the third quarter of 2003 and 8% since June 30, 2004. Points continues to focus its business development efforts on adding the optimal partners by size and industry to *Points.com.* Management continuously works with new and existing program participants in an effort to

improve the Trade Ratio. Management believes that the Trade Ratio is an important (and relative) measure since a lower ratio implies a more attractive consumer value proposition. An improved consumer value proposition should lead to more members and more trades. The Trade Ratio is, however, impacted by the number and type of promotions run by the Corporation and by the partners. It can be expected that the Trade Ratio will fluctuate (positively and negatively) over time. Total trades grew by 187% compared to the third quarter of 2003. Management expects to continue to see improvement throughout 2004.

Private Branded Solutions Growth

The *Private Branded Solutions* have been designed with each partner's look and branding. As a result, Points has little impact on driving traffic and transactions through its partners' sites. However, Points has seen continuous growth in the products since each launch. Management expects this trend to continue for new and existing *Private Branded Solutions.*

***Private Branded Solutions* metrics as at**	**Sept. 30 2004**	**June 30 2004**	**Sept. 30 2003**
Total Unique Partners[1]	20	19	11
Total *Private Branded Solutions*[2]	51	48	27

Notes:

(1) Includes seven additional partners acquired in the MilePoint Acquisition as at March 31, 2004.

(2) Includes 17 additional products acquired in the MilePoint Acquisition as at March 31, 2004.

***Private Branded Solutions*[1][2] Number of Products as at**	**Sept. 30 2004**	**June 30 2004**	**Sept. 30 2003**
POINTS*purchase*	15	14	8
POINTS*gift*	15	14	7
POINTS*transfer*	3	3	2
POINTS*corporate*	8	8	4
POINTS*elite*	2	2	2
POINTS*custom*	4	3	1
POINTS*integrate* partners[3][4]	4	4	3
Total *Private Branded Solutions*	51	48	27

Notes:

(1) Includes products sold to new and existing customers.

(2) Includes 17 additional products acquired in the MilePoint Acquisition as at March 31, 2004.

(3) Each POINTS*integrate* partner will have third parties integrated into its technology platform.

(4) There are 23 existing partner integration add-ons among the four POINTS*integrate* partner as at Sept. 30, 2004.

Sources of Revenue Growth

Approximately 98% of the Corporation's revenue in the third quarter (96% year to date) is generated through its *Points Solutions*, which have two primary sources for growth: organic growth through increased use of existing contracted *Points Solutions*; and the development of new contracted *Points Solutions*. The remaining 2% of revenues (4% year to date) is interest income.

	For the three months ended			For the nine months ended	
Percentage of Revenues by Source	**Sept. 30 2004**	**June 30 2004**	**Sept. 30 2003**	**Sept. 30 2004**	**Sept. 30 2003**
Organic Growth of existing *Points Solutions*	90%	97%	76%	94%	56%
New contracted *Points Solutions* with new and existing partners	10%	3%	24%	6%	44%

Organic Growth of Existing Points Solutions

The large majority of existing products that Points operates, including those on behalf of partner loyalty programs, continue to grow through increased consumer awareness, consumer adoption and loyalty program growth. As Points earns transaction fees or commissions on the majority of these products and as the products continue to grow, Points expects to continue to derive a large portion of its revenues in this manner.

Organic growth of existing *Points Solutions* accounted for 90% of revenues in the third quarter of 2004. Revenue from organic growth grew by 42% from $1.26 million in the third quarter of 2003 to $1.78 million in the third quarter of 2004. Management expects this trend to continue as the base of existing products continues to grow. Revenues from existing *Points Solutions* generated less revenue in the third quarter than the second quarter of 2004. This is the result of reduced sales during the summer months and the strengthening Canadian dollar (impact of negative FX Rate movement).

New Contracted Points Solutions

Selling additional *Points Solutions* is an important source of new revenue. New *Points Solutions* sold to loyalty program partners grow the base of products being managed and therefore the organic revenue base and, in the case of sales to new loyalty program partners, provide an opportunity to place additional *Points Solutions* with the same partner.

Points has grown the number of products placed with partners from 27 to 51 as at September 30, 2004 from September 30, 2003. In addition, 23 third party integrations have been implemented with the four POINTS*integrate* partners.

Points believes that its suite of *Points Solutions* is applicable to all of its large loyalty program partners and will continue to focus business development resources on both the sale of new products to current partners and on sales to new partners. Management is continuing to focus on expanding the *Points.com* partnership base in 2004 across various loyalty verticals. In particular, Points will continue to focus on new partnerships in the financial services, hotel, retail, car rental, and online categories throughout 2004.

Projected revenues for 2004 attributed to the deployment of *Points Solutions* to new loyalty program partners are considerably riskier than organic growth of existing *Points Solutions*. Revenue growth is still substantially dependent on generating new contracts for the purchase of *Points Solutions* products. While management expects continued business development success, there is no certainty that Points will continue with its past success of acquiring new contracts with new or existing partners.

Other Factors Contributing to Revenue Growth

In addition to the sources of revenue and growth described above, three other factors contribute to the Corporation's financial performance: interest income, fluctuations in foreign exchange rates and the growth of the loyalty program industry.

Interest Income

The Corporation earned interest income of $33,343 for the third quarter of 2004, compared with $107,786 in the third quarter of 2003 and $83,566 in the second quarter of 2004. The decrease in interest income year over year and quarter over quarter is largely a function of reduced cash reserves, the strengthening Canadian/US foreign exchange rate, the shorter duration of the investment portfolio and the subsequently lower average yield of the investments. Management expects the interest income to continue to decline in the short term as cash reserves are reduced as a consequence of the MilePoint Acquisition and growth of its operations. Interest income is a function of the Corporation's cash balances and the prevailing interest rates. Canadian cash reserves are invested in a combination of short-term liquid assets and short-term bonds. The bond and money market portfolio has a duration of less than two years. Foreign currency continues to be invested in short-term and money market instruments. Points' cash and short-term investments are valued quarterly at the lower of cost and market value. In the longer term, as Points' business continues to grow, cash reserves and related interest income are also expected to increase, although this growth is not expected to be a material portion of the Corporation's revenue going forward. Interest rates will continue to influence interest earnings. The Corporation's bond portfolio is exposed to financial risk that arises from the credit quality of the underlying bond issuers. The Corporation seeks to mitigate the credit risk by diversifying its bond holdings and only investing in securities with a credit rating of "A" or higher. A summary of the Corporation's investments is as follows:

As at Sept. 30, 2004	Yield %	Credit Rating	C$ Total	US$ Denominated	Other Denominated
Cash held at bank(1)	1.30	n/a	$ 14,017,542	$ 8,426,304	€ 1,311,872 GBP 223,456 CHF 9,246
Money market securities			n/a	n/a	n/a
Bonds(3)	3.11	A - AAA	1,233,765	n/a	n/a
Total			**$ 15,251,307**	**$ 8,426,304**	

Notes:

(1) C$ Total represents total cash held at bank inclusive of all denominations; US$ and Other Denominated currencies are a subset of the C$ Total and are represented in their local currency amount.

(2) Yield as at September 30, 2004.

(3) Bond yield is calculated as the simple average of the portfolio's semi-annual yield to maturity.

Foreign Exchange Rates

The translation of the Corporation's revenues and expenses is, and will continue to be, sensitive to changes in the U.S./Canadian foreign exchange rates ("FX Rates"). Changes to FX Rates will have greater impact on the Corporation's revenues than on its expenses as approximately 94% of

the Corporation's revenues are in U.S. dollars and the remaining 6% are split between Canadian dollars, Euros, Great Britain Pounds and Swiss Francs. Management expects that the percentage of U.S. dollar-based revenue will not decrease significantly in 2004. Approximately 63% of the Corporation's expenses were in Canadian dollars, 32% are U.S. dollar-based and 5% are based in other foreign currencies. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

The average FX Rate (the nine-month average rate) with which revenues and expenses are translated into Canadian dollars has stabilized relative to the second quarter 2004 (the six-month average rate). The FX rate differential was negative, but not material.

The translation of the Corporation's revenues will be lower in Canadian dollar terms if the Canadian dollar strengthens relative to the U.S. dollar. Conversely, Points' expenses would decrease, dampening the negative impact to net income. The opposite would be true if the Canadian dollar weakened relative to the U.S. dollar.

	For the three months ended			For the nine months ended	
U.S. – Canadian FX Rates	**Sept. 30 2004**	**June 30 2004**	**Sept. 30 2003**	**Sept. 30 2004**	**Sept. 30 2003**
Period Start	1.334	1.311	1.347	1.297	1.573
Period End	1.270	1.345	1.351	1.270	1.351
Period Average	1.309	1.359	1.383	1.327	1.428

Growth of Loyalty Program Industry

The Economist reported on the growing importance of loyalty programs in an article from its May 2, 2002 issue, entitled "Fly me to the moon", noting that on an annual basis, airlines sold "roughly US$10 billion worth of miles to partners, such as credit card firms". In another article (entitled *"Frequent-flyer economics,"* from the same issue), *The Economist* reported that "frequent flyer miles started as a marketing gimmick, but they have become a lucrative business," that "roughly half of all miles are now earned on the ground, not in the air," and that with "the world-wide stock of unredeemed miles . . . close to 8.5 trillion . . . the total global stock of frequent flyer miles may now be worth almost US$500 billion".

Management understands that members of loyalty programs are much more likely to utilize *Points.com* and the other products from the suite of *Points Solutions* when they are close to a level at which they can redeem an award. The redemption level for an award varies by type of award (for example, a business-class flight takes more miles that an economy-class flight) and by program type (the "cost" of a flight typically starts between 15,000 and 25,000 miles whereas a night in a hotel starts at 10,000 points). Therefore, growth in consumer loyalty program account balances will create demand for *Points Solutions*. Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time and the number of consumers moving through a loyalty redemption (for example, receiving an award of some type).

Several respected periodicals estimate strong growth in the popularity of and participation in loyalty programs. For example, in addition to *The Economist*, cited above, according to the

"frequent flyer facts" section of the website of *InsideFlyer* magazine (www.webflyer.com), a leading publication for members of frequent traveler programs:

> "loyalty programs grow at a rate of 11% per annum, with over 120 million members worldwide. While there are about 92 frequent flyer/guest programs in the world, *American AAdvantage*, the largest frequent flyer program in the world, began with 283,000 members in 1981 and has grown to more than 45 million members".

Results of Operations – General and Administrative Expenses

General and Administrative Expenses

General and administrative expenses declined by 6% relative to the second quarter of 2004 and grew by 34% over the third quarter of 2003. Material changes in expenses will be described in each section below.

	For the three months ended			For the nine months ended	
General and Administrative Expenses	**Sept. 30 2004**	**June 30 2004**	**Sept. 30 2003**	**Sept. 30 2004**	**Sept. 30 2003**
Employment Costs(1)	$ 1,522,691	$ 1,665,730	$ 1,398,813	$ 5,019,535	$ 3,675,509
Technology Services(2)	274,069	264,856	262,154	700,231	716,535
Marketing and Communications	336,623	452,521	49,634	991,246	102,341
Sales Commission and Related Expenses	119,841	132,754	31,724	277,298	182,507
Other(3)	651,973	582,931	418,655	1,666,636	701,262
Total	**$ 2,905,198**	**$ 3,098,792**	**$ 2,160,979**	**$ 8,654,946**	**$ 5,378,154**

Notes:

(1) Wages and employment costs include salaries, contract labour charges, recruiting, benefits and government charges (CPP and EI).

(2) Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.

(3) Other expenses include foreign exchange losses (or gains), travel expenses, professional fees, insurance, office rent and expenses and regulatory expenses.

As the Corporation is still in the process of increasing loyalty program participation in and sales of the *Points Solutions*, significant resources continue to be required. While management has made controlling costs a priority, costs and/or capital expenditures will continue to increase in 2004 and 2005. Management expects the general and administrative expenses in the fourth quarter to be marginally higher than in the third quarter. A large percentage of the marketing expenses expected to be incurred will continue to be non-cash, as the Corporation is expensing its pre-paid mileage asset account. The Corporation will continue to scale its infrastructure, add new partners to its suite of products, move from trial/test marketing to a more comprehensive marketing and branding program.

Points still expects that a series of significant marketing and branding programs will begin in mid 2005 to coincide with the launch of *Points.com Version 3.0*. The actual expense incurred will be a function of the types of marketing media employed and incentives offered, as well as the timing of the programs' launch dates. If actual revenue growth projected from the marketing

plan does not meet expectations, the expenditures can either be reduced or reallocated to more successful programs.

Employment Costs

As at September 30, 2004, Points had 77 full-time employees.

Headcount by Department as at	Sept. 30 2004	June 30 2004	Sept. 30 2003
Technology	43	36	34
Finance and Administration	13	12	11
Business Development	8	8	7
Marketing and Customer Service	13	10	10
Total	**77**	**66**	**62**

During the third quarter, 11 employees joined the Corporation. Ten of the eleven new hires, and several existing employees, are directly dedicated to the *Points.com Version 3.0* technology development. Employment costs decreased as a result of lower recruiting charges and several employees being re-allocated from supporting the existing businesses to the development team for *Points.com Version 3.0*. Total employment costs in the fourth quarter are likely to remain flat relative to the third quarter.

Technology Services

Technology Services expenses increase in increments based on business growth and product performance. As Technology Services costs are a function of the number of partners and *Points Solutions* products, these costs grow as revenue grows. In general, as loyalty program partners and products are added to the infrastructure and transactional volume increases, additional servers, processors, bandwidth, memory, etc., are required to provide a secure and robust production environment. The third quarter of 2004 saw a quarter over quarter increase of $9,213 (3.5%) as additional services were required for new products associated with the MilePoint Acquisition and the expansion of other *Points Solutions*. Management expects these costs to be flat for the fourth quarter of 2004. Products launched and loyalty program partners acquired are the key drivers of Technology Services expenses.

Marketing and Communications

Marketing costs decreased by $115,898 (26%) relative to the second quarter of 2004 as fewer marketing promotions were in market during the quarter. Beginning in the first quarter of 2003, an accounting adjustment related to the expense recognition of promotional points tied to *PointsPlus* membership purchases was enacted. Prior to the first quarter of 2003, the cost of these points was recorded as an expense in the period they were issued. Beginning January 1, 2003, marketing expenses associated with the sale of *PointsPlus* memberships are being amortized over the term of the membership, while the other marketing expenditures are recognized in the period of use.

The Corporation expects to increase its marketing expenditures at the beginning of the second quarter in 2005, to coincide with the launch of *Point.com Version 3.0.* The marketing and branding foundation built in 2003 has made it possible to expand audience reach and effectively execute large-scale, multi-channel promotions. Advertising expenditures will continue to be focused on partner media as this approach dovetails with business development strategies and is the most cost-effective means to reach Points' target audience. A smaller portion of the budget will be used for targeted non-partner advertising. It is anticipated that marketing and communication expenses could increase substantially if the programs are successful at customer acquisition and retention. If the programs do not meet management's expectations in driving revenue growth, marketing expenses can be eliminated or reallocated in the short term. Management expects that the results of the carefully planned marketing strategy will accelerate *Points.com* activity.

Sales Commissions and Expenses

Sales Commissions and Expenses have decreased by $12,913 (10%) in the third quarter of 2004 over the second quarter. Sales Commissions will continue to adjust according to partners' contracted, and growth of existing, products.

Other Operating Expenses

Other Operating Expenses include office overhead, travel expenses professional fees and foreign exchange gain and/or loss. Other Operating Expenses increased by $69,042 (12%) in the third quarter relative to the second quarter. The most significant component of the increase in the general and administrative expenses relates to the foreign exchange loss from re-valuing certain balance sheet accounts (e.g. US dollar denominated cash and US dollar denominated deposits). Each quarter, certain balance sheet accounts are re-valued in accordance with the period ending FX Rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts at the period ending FX Rate is accounted for as a foreign exchange gain or loss on the income statement. Management has no control over the foreign exchange gain or loss from one period to the next.

Excluding the foreign exchange gain and loss, Other Operating Expenses in the third quarter decreased by almost $90,000 compared to the second quarter of 2004. Management expects Other Operating Expenses (excluding foreign exchange gain and loss) to remain flat in the fourth quarter relative to the third quarter.

	For the three months ended			For the nine months ended	
Other Operating Expenses	**Sept. 30 2004**	**June 30 2004**	**Sept. 30 2003**	**Sept. 30 2004**	**Sept. 30 2003**
Foreign Exchange Gain/Loss[(1)]	$97,687	($61,061)	$89,974	$33,424	($98,939)
Other Operating Expenses	554,286	643,992	328,680	1,632,319	800,202
Total	**$651,973**	**$582,931**	**$418,654**	**$1,665,743**	**$701,262**

Note:

(1) See definition above.

Results of Operations – Non-Cash Expenses

Forward-looking statements contained in this section, "Results of Operations – Non-Cash Expenses", with respect to future expenses of the Corporation, are not guarantees of such future expenses and involve certain risks and uncertainties that are difficult to predict. Any changes in the Corporation's amortizing assets will subsequently change the Corporation's amortizing expenses.

Amortization Expenses

The Corporation recorded amortization expenses of $631,105 in the third quarter compared to $573,312 for the quarter ended June 30, 2004 and $730,353 for the quarter ending September 30, 2003. The increase was attributed to the charges outlined in the following table:

	For the three months ended			For the nine months ended	
Amortization Expenses	**Sept. 30 2004**	**June 30 2004**	**Sept. 30 2003**	**Sept. 30 2004**	**Sept. 30 2003**
Deferred Costs	$ 140,461	$ 128,126	$ 137,460	$ 467,934	$ 319,766
Intangible Assets	410,579	352,479	189,050	$ 951,275	$ 567,150
Property, Plant and Equipment	80,064	92,707	403,842	$ 229,125	$ 1,162,453
Total	**$ 631,105**	**$ 573,312**	**$ 730,352**	**$ 1,648,334**	**$ 2,049,369**

Amortization of Deferred Costs

	For the three months ended			For the nine months ended	
Deferred Costs	**Sept. 30 2004**	**June 30 2004**	**Sept. 30 2003**	**Sept. 30 2004**	**Sept. 30 2003**
Amortization	$ 140,461	$ 128,126	$ 137,460	$ 467,934	$ 319,766

Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over an applicable time period. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings. Points has incurred deferred costs in connection with the following financial transactions:

a. In prior quarters, Points reported deferred financing charges in connection with the 11%, $6,000,000 senior secured convertible debenture (the "Debenture") issued to CIBC Capital Partners. The first quarter of 2004 was the final amortization period for the deferred costs associated with the Debenture.

b. The Corporation reports deferred financing charges in connection with the Series Two Preferred Share issued pursuant to the IAC Investment, as this financial instrument is also classified as debt. The Series Two Preferred Share has 34 amortization periods remaining.

c. In consideration of the value to the Corporation of the Alignment Agreement with American Airlines, the Corporation issued 2,196,635 Common Shares to American Airlines valued at $2,240,568. The Common Shares have been classified as deferred

costs and will be amortized over a five year period. There are 16 amortization periods remaining.

d. Selected *Private Branded Solution* technology costs incurred ($123,390) have been deferred over the expected lifetime of certain partner relationships. The two relationships have 28 and 30 amortization periods remaining.

Amortization of Intangible Assets

The excess of the cost over the value attributed to the underlying net assets of the shares of *Points.com* acquired in 2002 is amortized on a straight-line basis over a period of three years. The increase in the amortization expense of intangible assets in the second quarter is related to the intangible assets (i.e., partner contracts) acquired through the MilePoint Acquisition (see "Commitments Related to MilePoint Acquisition" on page 26 for additional information). Goodwill related to the acquisition will not be amortized. If the assets are deemed to have become impaired, the goodwill will be written off in the appropriate period.

	For the three months ended			For the nine months ended	
Intangible Assets	**Sept. 30 2004**	**June 30 2004**	**Sept. 30 2003**	**Sept. 30 2004**	**Sept. 30 2003**
Amortization	$ 410,579	$ 352,479	$ 189,050	$ 951,275	$ 567,150

Amortization of Property, Plant and Equipment

The decrease in the amortization expenses relative to the second quarter of 2004 reflects that certain assets have been amortized to a zero cost base.

	For the three months ended			For the nine months ended	
Property, Plant and Equipment	**Sept. 30 2004**	**June 30 2004**	**Sept. 30 2003**	**Sept. 30 2004**	**Sept. 30 2003**
Amortization	$80,064	$ 92,707	$ 403,842	$ 229,125	$ 1,162,453

Other Non-Cash Expenses

Interest on Convertible Debenture

Accrued interest on any principal amount of the Debenture that is converted into common shares ceases to be payable. In addition, in the event that an exercise of the Warrants (as defined in "Liquidity – IAC Investment" on page 19) results in a change of control of Points, accrued interest on the Debenture will be waived and the principal amount of the Debenture will be repayable within 30 days. See "Commitments Related to the Terms of Certain Financing Arrangements" on page 23.

Interest on Convertible Debenture	2008	2007	2006	2005	2004	2003	2002	2001
Accrued Interest ($000's)	257	1,209	1,089	981	884	854	660	522
Debenture Value ($000's)	12,456	12,199	10,990	9,901	8,920	8,036	7,182	6,522

Interest on the outstanding principal amount of the Debenture accrues at a rate of 11% per annum. Interest compounds on an annual basis on the day immediately prior to each anniversary of the original issue date, being March 15, 2001. Thereafter, interest accrues on such compounded interest at the rate of 11% per annum.

Interest on the Series Two Preferred Share

Interest on Series Two Preferred Shared	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Accrued Interest ($000's)	244	868	868	868	868	868	868	868	868	868	624
Series Two Preferred Share Value ($000,000's)	21.1	20.8	19.9	19.1	18.2	17.3	16.5	15.6	14.7	13.9	13.0

Results of Operations – Earnings and Shareholder Equity

Loss

The Corporation reported a net loss of $2,001,764 for the third quarter of 2004, compared with a net loss of $1,628,391 for the third quarter of 2003 and a net loss of $2,153,069 for the second quarter of 2004. The net loss decreased relative to the second quarter of 2004.

Shareholder Equity

The deficit in shareholder equity increased from $5,048,584 at June 30, 2004 to $6,991,482 at September 30, 2004. The increase was a result of the net loss for the period of $2,001,764.

Loss Per Share

The Corporation's loss per share is calculated on the basis of the weighted average number of outstanding Common Shares for the period, which amounted to 65,810,352 shares at September 30, 2004, compared with 64,250,018 shares at June 30, 2004 and 56,773,936 at September 30, 2003.

The Corporation reported a net loss of $0.03 per share for each of the quarters ending September 30 and June 30, 2004, compared with a net loss of $0.03 per share for the third quarter of 2003. For 2004 and 2003, the number of fully diluted shares outstanding has not been computed as the effect would be anti-dilutive (meaning that the loss per share would decrease on a fully diluted basis) and therefore, in accordance with Canadian generally accepted accounting principles, fully diluted loss per share is not computed. The fully diluted calculation for both 2004 and 2003

would have otherwise included Common Shares underlying outstanding securities, such as options, warrants and preferred shares convertible or exercisable to acquire Common Shares.

Liquidity

Overview of Liquidity

Management views liquidity as the Corporation's ability to generate sufficient cash (or cash equivalents) to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation's current liquidity. Balance Sheet indicators of liquidity include cash, accounts receivable and accounts payable. Earnings (loss) before interest, amortization and other deductions ("EBITDA") are the key indicator of the change in the liquidity of Points' operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of *Private Branded Solutions* and to *Points.com*, revenues are expected to grow, resulting in increased liquidity.

Earnings (Loss) Before Interest, Amortization and Other Deductions

Management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation's cash burn or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (depreciation and amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. Primarily as a result of the *Points.com Version 3.0* related expenditures, including those costs that are not capitalized, management now expects that Points' revenues will exceed its general and administrative in 2006 rather than 2005.

For the quarter ending September 30, 2004, the Corporation's EBITDA was ($0.926 million). This compares with EBITDA of ($1.07 million) for the quarter ending June 30, 2004.

IAC Investment

The following is a general summary of the terms of the IAC Investment. More comprehensive disclosure of the IAC Investment is contained in Points' Material Change Report dated March 21, 2003, which is hereby incorporated by reference. See also "Commitments Related to the Terms of Certain Financing Arrangements" on page 23 below.

Under the IAC Investment, Points issued one convertible preferred share (the "Series Two Preferred Share") and Common Share purchase warrants (the "Warrants") for aggregate cash consideration of $12.4 million and $2.7 million, respectively. Based on Points' capitalization as at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into 22,030,844 Common Shares. The Warrants are exercisable for three years from their date of issue (April 11, 2003) to acquire up to 55% of the Common Shares of Points (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share. As at the date hereof and based on Points current capitalization, the Warrants are exercisable to acquire 81,160,080 Common Shares at an effective price per Common Share of $1.01 between April 11, 2004 and April 10, 2005 and $1.13 between April 11, 2005 and April 10, 2006 (resulting in an additional investment by IAC in Points, if

exercised in full and depending on the year of exercise, of up to approximately $82.3 million or $91.5 million). Each of the Series Two Preferred Share and the Warrants contain anti-dilution protection provisions.

Cash and Current Assets

The Corporation had consolidated cash and cash equivalents of $15,251,307 at September 30, 2004, compared to the $18,427,174 at June 30, 2004, and $21,833,287 at September 30, 2003.

As at	Sept. 30 2004	June 30 2004	Sept. 30 2003
Cash and Cash Equivalents	$ 15,251,307	$ 18,427,174	$ 21,833,287
Accounts Receivable	1,196,865	1,339,237	770,543
Prepaids and Sundry Assets	1,228,039	1,271,451	846,469
Total Current Assets	**$ 17,676,211**	**$ 21,037,862**	**$ 23,450,299**

Cash and cash equivalents decreased by $3,175,867 from June 30, 2004. The primary reasons for the decrease in cash relative to the second quarter of 2004 was related to the operating loss for the quarter, expenditures on capitalized costs directly attributable to *Points.com Version 3.0*, expenditures on capital assets and the decrease in deposits.

Cash From Exercise of Certain Warrants and Options

Certain "in-the-money" warrants and options are due to expire within 12 months. Assuming that the market price of the Common Shares remains above the exercise price of these securities, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities will increase cash by approximately $1.57 million assuming the exercise in full of these securities, issued and outstanding Common Shares will increase by over 10.64 million shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at September 30, 2004

Security Type	Expiry Date	Number	Strike Price	Proceeds
Warrants	10/21/2004	2,500	$ 0.28	$ 700
Broker Warrants	11/30/2004	88,525	0.25	22,131
Warrants	11/30/2004	1,646,191	0.25	411,548
Warrants	7/18/2005	166,667	0.25	41,667
Points International Ltd. Options	2/14/2005	1,727,000	0.50	863,500
Points International Ltd. Options	3/14/2005	201,400	0.50	100,700
Points International Ltd. Options	8/22/2005	25,000	0.69	17,250
Options in subsidiary with liquidity put	2/17/2005	627,479	Fair Market Value	13,783
Options in subsidiary with liquidity put	3/31/2005	4,794,780	Fair Market Value	78,740
Options in subsidiary with liquidity put	7/9/2005	802,433	Fair Market Value	8,892
Options in subsidiary with liquidity put	8/13/2005	355,803	Fair Market Value	7,816
Options in subsidiary with liquidity put	8/20/2005	200,312	Fair Market Value	4,400
Total		**10,638,090**		**$ 1,571,127**

Subsequent to quarter end, and as at October 25, 2004, the following securities have been exercised or expired:

Security Type	Number	Strike Price	Proceeds
Warrants - expired	2,500	$ 0.28	$ 700
Broker Warrants - exercised	88,525	0.25	22,131
Warrants - exercised	830,536	0.25	207,634
Total	**921,561**		**230,465**

Accounts Receivable

The Corporation expects accounts receivable to grow proportionately with growth in revenues, however there is some variability in this trend. Management deems the risk of bad debts to be minimal based on the structure and nature of the Corporation's cash flows.

Ability to Fund Future Growth

In the third quarter of 2004, the Corporation had cash flows used in operating activities of ($2,292,324) after changes in non-cash balances related to operations. Management is confident that the Corporation's cash position is adequate to cover expenses and commitments in the short term, even if revenue growth is slower than planned, and expects that the revenue from the *Points Solutions* will generate sufficient cash to maintain capacity in the short term and grow capacity and resources in the long term. However, the Corporation is currently not generating an operating profit (revenues minus general and administrative expenses) and cannot be assured that revenue growth will be sufficient to meet liabilities as they come due.

Property, Plant and Equipment

The Corporation reported an increase in property, plant and equipment in the third quarter due to the capitalized costs of *Points.com Version 3.0* and an increase in office computer equipment. Refer to "Capital Resources – Planned Capital Expenditure" on page 29 for additional information. Existing technology costs under capital lease are depreciated on a straight-line basis over three years. The Corporation's technology costs are currently, and are expected to remain, below industry averages as a result of prudent cost containment initiatives.

Additional leasehold improvements at the Corporation's new facility will increase property, plant and equipment and the corresponding amortization in 2004 and beyond.

As at	Sept. 30 2004	June 30 2004	Sept. 30 2003
Furniture and equipment	$ 296,360	$ 295,979	$ 131,345
Computer equipment	301,087	234,339	168,600
Software	84,122	100,756	83,162
Technology costs	13,568	16,973	393,952
Points.com Version 3.0 Direct Development Costs	473,067	-	-
Leasehold improvements	532,703	468,109	59,460
Total Plant, Property and Equipment	**$ 1,700,903**	**$ 1,116,157**	**$ 836,520**

Goodwill

The MilePoint Acquisition resulted in $3,675,000 allocated to amortizing intangible assets and $3,975,000 ($3,775,000 from goodwill and $200,000 for other costs and deductions) to goodwill. In accordance with CICA handbook, Section 3062 goodwill will not be expensed unless it is deemed to have become impaired. Management has tested, and concluded, that none of the Corporation's goodwill has become impaired.

In the third quarter, $303,262 of charges relating to incremental transition services and additional direct costs related to the MilePoint acquisition were incurred and charged to Goodwill.

Current Liabilities

Current liabilities at September 30, 2004 were $15,379,252, compared with $16,418,985 at June 30. The decrease was primarily related to the decrease in deposits, the strengthening Canadian dollar (FX rate) and lower activity during the quarter. The decrease was offset by higher accounts payable and $385,005 of the long term MilePoint Acquisition liability allocated to current liabilities from long-term liabilities.

Through arrangements with partner loyalty programs such as those for POINTS*purchase* and POINTS*corporate* solutions, Points processes transactions involving the online sale of loyalty currencies and collects the funds on behalf of the loyalty program partner. Gross proceeds received on the sale of loyalty program points, net of the commissions earned, are included in deposits and deferred revenue in the attached consolidated balance sheets until ultimately remitted. The level of deposits is influenced by partner activity and trends in the overall loyalty industry. As activity increases, the Corporation's deposits increase. The Corporation expects deposits to increase as it experiences organic growth with existing partners, establishes new partner relationships and integrates the MilePoint Acquisition.

Current Liabilities as at	**Sept. 30 2004**	**June 30 2004**	**Sept. 30 2003**
Accounts payable and accrued liabilities	$ 1,199,546	$ 931,188	$ 889,869
Deposits	12,974,925	14,668,589	10,545,585
Current portion of obligation under capital lease	-	-	154,898
Current portion of loan payable	29,860		
Current portion of acquisition loan payable	1,174,921	819,208	-
Total Current Liabilities	**$ 15,379,252**	**$ 16,418,985**	**$ 11,590,352**

The September 30, 2004 accounts payable and accrued liabilities includes 2004 employee bonus accruals to be paid in January 2005, and other accrued charges. The Corporation has sufficient foreign currency reserves to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

Working Capital

Working capital (defined as current assets minus current liabilities) has declined relative to the second quarter of 2004 to $2,296,958. Management expects working capital to remain positive throughout the remainder of 2004. However, as previously stated, as the Corporation increases the rate of expenditure to successfully launch *Points.com Version 3.0*, it is probable that working capital will be negative in 2005. The Corporation is confident that it can fund its operations, while it is in a negative working capital position in 2005. Management believes that through growth of its products, working capital will improve in 2006.

Long-Term Liabilities and Commitments

Future Obligations (000,000's)	Payments due by period (aggregate amount for multi-periods)						
	Total[1]	2009+	2008	2007	2006	2005	2004
Long-Term Debt[2] (non-cash until repayment)	$ 12.46	-	$ 6.26	$ 1.21	$ 1.09	$ 0.98	$ 0.88
Series Two Preferred Share (non-cash until repayment)	21.08	16.12	0.87	0.87	0.87	0.87	0.87
Loan Payable	-	-	.01	.03	.03	.03	.01
Operating Leases[3]	2.74	0.11	0.11	0.40	0.41	0.50	1.21
Partner Purchase Commitments[4]	4.61	0.02	0.35	1.49	1.14	0.87	0.74
MilePoint Acquisition[5]	4.22	-	-	-	0.40	0.83	2.99
Total Contractual Obligations	$ 45.10	$ 16.24	$ 7.59	$ 3.99	$ 3.94	$ 4.09	$ 6.70

Notes:

(1) Represents the aggregate amount for the full duration of the contractual obligations (including years post 2008 and prior to 2004).

(2) The Debenture is due on March 15, 2005. However, for the purposes of the above table, the maximum obligation with all four extensions exercised has been included. The holder of the Debenture has the right to extend the term by one year for up to three consecutive years. See "Interest on Convertible Debenture" above for a summary of payments in a fiscal year if the Debenture matures.

(3) Includes technology services commitments and hardware and software operating leases.

(4) Includes mileage purchase and co-marketing commitments, see "Partner Purchase Commitments" below.

(5) Cash commitments related to the MilePoint Acquisition include the purchase price ($3.5 million), anticipated transition costs (up to US$417,000) and anticipated consulting fees (US$120,000).

Elements of the foregoing table are explained in more detail in the following sections.

Commitments Related to the Terms of Certain Financing Arrangements

Background

On March 15, 2001, Points issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("CIBC Capital Partners"), the 11% $6,000,000 Debenture, which was amended and restated on February 8, 2002 and further amended effective April 11, 2003. The full principal amount of the Debenture was set to mature on March 15, 2004. However, in December 2003, CIBC Capital Partners exercised its right to extend the maturity date until

March 15, 2005. CIBC Capital Partners has the option to extend the maturity date from March 15, 2005 for up to three more one-year extensions. Accrued interest on the Debenture as of September 30, 2004 is $2,694,714 and is included with the Debenture in long-term debt as a non-current liability in the consolidated balance sheet.

The $6,000,000 principal amount of the Debenture is convertible at the option of CIBC Capital Partners into up to 18,908,070 Common Shares. Accrued interest on any principal amount as converted ceases to be payable. The Debenture will also automatically convert in full into Common Shares immediately preceding certain liquidity events. The Debenture contains certain negative covenants in favour of CIBC Capital Partners.

As part of the reorganization of Points completed on February 8, 2002, Points issued to CIBC Capital Partners one preference share (the "Series One Preferred Share"). The holder of the Series One Preferred Share is entitled to a dividend (the "Dividend") in the event that, prior to an automatic conversion of the Debenture, (i) there is a merger or consolidation of Points (or a subsidiary of Points which owns all or substantially all of the assets of Points) with another corporation where, following such event, the shareholders of Points will not hold at least a majority of the voting power of the surviving/acquiring corporation, (ii) any person (other than CIBC Capital Partners) or persons acting jointly or in concert acquire 50% voting control or 50% of the equity of Points (a "Change of Control"), or (iii) there is a sale of all or substantially all of the assets of Points. The Dividend is approximately equal to $4,000,000 plus an amount calculated on the basis of a notional dissolution of the Corporation where the holder of the Series One Preferred Share is entitled to share pro rata (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Debenture is then convertible) with the holders of all other participating shares in distributions from the assets of Points and assuming, for this purpose, that the value of the assets of Points available for distribution on this notional dissolution is the value attributable to the equity of Points implied by the transaction giving rise to the dividend event, as adjusted for the value of non Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24,000,000. Where an event occurs giving rise to the Dividend, CIBC Capital Partners is entitled to accelerate all amounts owing under the Debenture.

In connection with the IAC Investment, the Debenture was amended such that (i) the Debenture is repayable (without accrued interest, the repayment of which is waived) by Points within 30 days of a Change of Control of Points resulting from the exercise of the Warrants and (ii) the Debenture is not convertible for so long as the Warrants are outstanding and will not be convertible after the Warrants are exercised if the Debenture is repaid within 30 days of the Change in Control resulting from the exercise of the Warrants. Points and CIBC Capital Partners also acknowledged, in connection with the IAC Investment, that in the event of the exercise of the Warrants resulting in a Change of Control, the application of the terms of the Series One Preferred Share in that situation results in the Dividend equalling the lesser of (i) $24,000,000 and (ii) $4,000,000 plus the number of Common Shares into which the Debenture is then convertible, multiplied by the exercise price paid per Common Share on the exercise of the Warrants. Points has agreed that, within 30 days of the exercise of the Warrants in full, it will pay all amounts owing under the Debenture and the Series One Preferred Share. Except in connection with the exercise of the Warrants by IAC, Points is not entitled to pre-pay the Debenture.

Maturity of Debenture

Assuming the Warrants have not been exercised and the Debenture matures on March 15, 2005, the Corporation will be required to repay $6 million of principal and $3,108,422 of accrued interest. The repayment of $9,108,422 of principal and accrued interest will cause the Corporation to be in a negative working capital position, may materially threaten its solvency and/or may severely restrict the ability to grow its business. There is no certainty that the Corporation would have sufficient cash at such time to make the repayment. However, CIBC Capital Partners has the option to extend the maturity date from March 15, 2005 for up to three additional one-year extensions.

Exercise of Warrants

If the Warrants are exercised resulting in a Change of Control prior to the maturity of the Debenture, as at the date hereof and based on the Corporation's current share capitalization, the Corporation would receive between approximately $82.3 million and $91.5 million, depending on the year of exercise. On the exercise of the Warrants resulting in a Change of Control, the Corporation would be required to repay the $6 million principal amount of the Debenture and pay the Dividend, which would then be payable on the Series One Preferred Share (up to a maximum of $24 million). In this situation, management expects that Points would have sufficient cash to make such payments.

Redemption Rights of Series Two Preferred Share Holder

Unless the Series Two Preferred Share has been converted at the option of the holder, Points will be required to redeem the Series Two Preferred Share upon the earlier of (i) March 31, 2013 and (ii) a person (other than the holder of the Series Two Preferred Share) acquiring shares of Points sufficient to elect a majority of the board of directors of Points (a "Series Two Share Change of Control").

In the event of redemption of the Series Two Preferred Share on a Series Two Share Change of Control, the redemption amount payable will be equal to the greater of (i) 125% of the amount equal to (A) the subscription price of the Series Two Preferred Share plus (B) a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Series Two Preferred Share to the date on which the Series Two Preferred Share is redeemed and (ii) the greater of (A) the value of the Common Shares into which the Series Two Preferred Share then could be converted on the day immediately prior to public announcement of the Series Two Share Change of Control and (B) the product of the Common Shares into which the Series Two Preferred Share then could be converted and the fair market value of the consideration paid per Common Share in the transaction resulting in the Series Two Share Change of Control.

Other Change of Control Event

Upon the occurrence of an event that is a Change of Control and a Series Two Share Change of Control, and is unrelated to the exercise of the Warrants by IAC, Points may not have sufficient cash to pay the Dividend, the amounts due under the Debenture and/or the redemption amount on the Series Two Preferred Share. As such, it is unlikely that management would consider a

transaction that triggered the above payments unless the transaction provided for payment of the outstanding obligations.

Partner Purchase Commitments

Asset related to mileage purchases as at	**Sept. 30 2004**	**June 30 2004**	**Sept. 30 2003**
Prepaid Mileage	$ 575,950	$ 592,707	$ 517,977
Sundry assets and other prepaid expenses	652,090	678,744	328,492
Total	**$ 1,228,040**	**$ 1,271,451**	**$ 846,469**

As part of the contractual requirements of certain commercial agreements, Points has committed to purchase miles and points from partners at predetermined rates. When purchased, the points are recorded as an asset (i.e., prepaid expense) until expensed as marketing expenditures in the period of use.

A large portion of the current prepaids and sundry assets of the Corporation include prepaid mileage commitments purchased from the Corporation's partners. While prepaid points may remain the same or lower as an overall percentage of prepaids and sundry assets, management expects the prepaid points account to increase as a result of the mileage purchase commitments from various partners.

Commitments Related to MilePoint Acquisition

On March 31, 2004 Points completed the MilePoint Acquisition. The purchase price for the assets of MilePoint was $7.5 million and was satisfied through a combination of $3.5 million in cash and four million Common Shares (worth approximately $4 million at the time of the transaction). An initial $1.9 million was paid in cash on closing, with the balance payable semi-annually over two years. The four million shares were issued into escrow on closing and will be released to MilePoint in four unequal tranches over two years. To date, professional fees of approximately $425,000 and payments for transition services of $365,515 have been incurred in the transaction and have been capitalized and allocated to goodwill. A portion of the Acquisition Payable (short term and long term) are interest free and discounted at the appropriate current market rate. The total discount of $50,000 will be charged to interest expense over the life of the Acquisition Payable.

Points' business objective in acquiring the assets of MilePoint was to increase its volume of business at minimal additional costs outside of the purchase price and transition costs. Management expects that the acquisition will increase revenues and, including all amortizations, be accretive to net income by the end of 2004. It is expected that the revenue/cash flow from the acquired assets will be sufficient to pay the cash portion of the purchase price over the 24-month period following the acquisition.

Management believes that the Corporation's established facilities and existing employees, working in conjunction with MilePoint resources retained during the transition period, will be sufficient to sustain the additional volume of business from the acquired assets.

The impact of the acquisition to Points' balance sheet in 2004 will be to increase intangible assets by $3,675,000 and goodwill by $3,975,000. The amortization of the assets is based on the estimated life of the acquired assets (i.e., the partner contracts).

The amortization and the balance of the purchased intangible assets are approximately as follows:

Amount in ($000's)	**Sept 30, 2004**
Accumulated Amortization	$ 387
Intangible Asset – Closing Balance	3,293
Goodwill	4,559

In addition to the existing revenue streams acquired from MilePoint, offering *Points Solutions* to the customers acquired from MilePoint represents a potentially valuable stream of revenue.

As with any acquisition, the smooth transition into the Corporation's operations poses challenges. Transition risks include difficulties in integrating MilePoint's business into the Corporation's and the possibility of human resources capacity limits to launch additional new partners during the transition.

The payment of the purchase price under the terms of the MilePoint Acquisition is as follows:

Payout (000's)	Months from Closing							
	0	**4**	**6**	**12**	**18**	**24**	**Shares**	**Cash**
Cash	$ 1,900	$ -	$ 400	$ 400	$ 400	$ 400		$ 3,500
Shares	-	1,300	-	700	1,500	500	4,000	
Share Value(1)	-	1,300	-	700	1,500	500		4,000
						Total	**4,000**	**$ 7,500**

Note:

(1) Based on the simple 20-day weighted average Common Share price of $1.00 per share at signing.

In 2004, the Corporation paid $1.9 million on April 1st and $400,000 on October 1st in cash in partial satisfaction of the purchase price for MilePoint's business. In addition, MilePoint and the Corporation are party to a Transition Services Agreement ("TSA") whereby MilePoint employees and resources will continue to support the products and partner relationships throughout 2004. Under the TSA, the Corporation has agreed to reimburse MilePoint for expenses incurred in providing transition services, to a maximum of US$417,000 (of which C$312,819 or US$235,000 has been paid to date). Points has also entered into a consulting agreements with MilePoint and one of its senior business development principals. The

consultant will be focused on supporting existing relationships and selling *Points Solutions* to existing and new partners.

Management of Points expects that the cash cost of the MilePoint Acquisition will largely be recaptured through the new revenue provided by the purchased assets over the 24-month period following March 31, 2004.

Commitments Related to Lease Financing Arrangements

While the Corporation has completed its capital lease obligations in 2003, several operating leases for hardware and premises remain outstanding.

In the second quarter, the Corporation signed a 45-month sublease agreement in a larger facility. In exchange for a 27-month lease extension, the landlord advanced the Corporation $107,000 for leasehold improvements (see "Loan Payable" in table below). The Loan Payable is to be repaid over the term of the original sub-lease. Each payment is approximately $2,600 and there are 41 payment periods remaining. The Corporation's lease at its former premises will expire in February 2005.

In 2004, the Corporation will be paying approximately $226,000 for its former office facilities (approximately 8,050 square feet) and $190,000 for its new office facilities (approximately 18,000 square feet). Property lease costs are outlined in the table below. Beginning June 1, 2004, the Corporation was able to complete a sublet arrangement for a portion of the former premises. The sublet covers approximately 25% of the cost of the premises and expires in February 2005.

The projected figures do not include leasehold improvement amounts for Points' new facilities. Leasehold improvements for the new facilities are included in 2004 capital expenditures (see "Planned Capital Expenditures" below). The operating leases primarily relate to specific office technology and technology service commitments.

Annual Amounts in ($000's)	**2008**	**2007**	**2006**	**2005**	**2004**
Operating Leases					
Property lease	$ 96	$ 384	$ 401	$ 418	$ 346
Technology services commitment	11	11	11	84	866
Operating Leases Total	**107**	**396**	**412**	**502**	**1,212**
Loan Payable	$ 5	$ 30	$ 30	$ 30	$ 12

Capital Resources

Planned Capital Expenditures

In the second quarter of 2004, the Corporation incurred significant Leasehold Improvement costs in connection with its move to new facilities (see table below). The project is complete and management does not expect to incur any additional material expenditures related to the leasehold improvements.

	For the three months ended			For the nine months ended	
Capital Expenditures as at	**Sept. 30 2004**	**June 30 2004**	**Sept. 30 2003**	**Sept. 30 2004**	**Sept. 30 2003**
Leasehold Improvements	$ 84,098	$ 305,158	$ -	$ 547,504	$ -
Points.com Version 3.0 Technology	473,062	$ -	$ -	473,062	-
Computer Hardware, Software and Other	107,650	234,673	113,063	395,739	$ 234,774
Total	**$ 664,810**	**$ 539,831**	**$ 113,063**	**$ 1,416,305**	**$ 234,774**

The Corporation expects to increase its capital expenditures related to computer hardware and software to approximately $156,000. Expected software expenditures include: licenses ($87,000), upgrades to internal reporting tools ($49,000) and hardware ($20,000). Management believes that the hardware and software capital expenditures are necessary to keep the development of the Corporation's primary technology assets in line with industry standards.

The Corporation expects to incur significant capital expenditure related to the development of *Points.com Version 3.0*. In accordance with CICA handbook sections 3061 and 3062 and Canadian GAAP, website development costs incurred in the website application and infrastructure development will be capitalized and subsequently amortized in accordance with the Corporation's accounting policies. The Corporation will begin amortizing the capital asset when *Points.com Version 3.0* is launched (expected to be on or around April 1, 2005). Direct net new technology developed subsequent to the launch of *Points.com Version 3.0* will be capitalized in accordance with the Corporation's accounting policies. Costs to maintain *Points.com Version 3.0* will be expensed in the period the costs are incurred.

Website development costs incurred to date and capitalized to the website under property, plant and equipment consist of employment related costs of $384,796 and other direct costs of $88,266.

The capitalized costs in each of the fourth quarter 2004 and the first three quarters of 2005 will likely be greater than the costs incurred in the third quarter of 2004. The expected increase in the capitalized costs will be impacted by whether management decides to contract any of the development to third parties and by annualizing the costs of employees hired during the third quarter. Estimates are provided for the capitalized expenses for the fourth quarter of 2004 and the fiscal year 2005 in the table below.

	For the three months ended					
Website Development Costs	**Sept 30 2004**	**Dec 31 2004**	**Mar 31 2005**	**June 30 2005**	**Sept 30 2005**	**Dec 31 2005**
Employment related costs	$ 384,796	$ 613,521	$ 692,377	$ 468,929	$ 453,955	$ 409,421
Other direct costs	88,266	115,000	125,000	75,000	50,000	50,000
Total	**$ 473,062**	**$ 758,521**	**$ 817,377**	**$ 543,929**	**$ 503,955**	**$ 459,421**

Management will continue to fund 2004 and 2005 capital expenditures from its working capital and/or cash flow from operations.

Unplanned Securities Issuances

Pursuant to the terms of the Debenture, the Investor's Rights Agreement dated April 11, 2003 between IAC, Points and an affiliate of IAC and the terms of the Series Two Preferred Share, IAC and CIBC Capital Partners have significant control over the Corporation's ability to raise capital whether by way of an equity issuance or the incurrence of debt. However, in the event the Corporation requires additional capital, it does not expect that any required consents would be unreasonably withheld. Based on expected revenue and available resources, Points does not expect to require any additional equity financing to facilitate growth of the business or current operations.

Outstanding Share Data

As at the date hereof, the Corporation has 69,928,403 Common Shares outstanding, one Series One Preferred Share and one Series Two Preferred Share. The Series One Preferred Share is convertible into one Common Share in certain circumstances. Subject to anti-dilution adjustment, based on Points' current capitalization, the Series Two Preferred Share is convertible into 22,030,844 Common Shares.

The Corporation has outstanding options exercisable to acquire up to 6,050,558 Common Shares. The options have exercise prices ranging from $0.22 to $1.37 with a weighted average exercise price of $0.71. The expiration dates of the options range from Feb. 14, 2005 to April 21, 2009.

The Corporation's subsidiary, *Points.com*, has outstanding options exercisable to acquire up to 2,590,499 common shares of *Points.com*. The holders of these options have been granted the right to put the shares acquired on the exercise thereof to the Corporation in return for Common Shares with a fair market value equal to the fair market value so put. The Corporation has used a ratio of 2.5039 Common Shares to one *Points.com* share for this purpose and has authorized the issuance of up to a maximum of 6,486,347 Common Shares in this regard. The *Points.com* options have exercise prices ranging from $0.005 to $0.055 with a weighted average exercise price of $0.04. The expiration dates of the options range from February 17, 2005 to September 1, 2005.

The Corporation has outstanding warrants exercisable to acquire up to 82,740,569 Common Shares. The warrants have exercise prices ranging from $0.25 to $1.01 with a weighted average exercise price of $1.00. The expiration dates of the options range from October 21, 2004 to April 11, 2006.

The Corporation has outstanding an 11% $6,000,000 senior secured convertible Debenture which is convertible into 18,908,070 Common Shares. The Debenture is not convertible for the period that the Warrants are outstanding. At the option of the Debenture holder, the maturity of the Debenture is extendible for up to three additional one-year periods. Assuming the Warrants have not been exercised and the Debenture matures on March 15, 2005, the Corporation will be required to repay $6 million of principal and $3,108,422 of accrued interest. It is possible that the repayment of $9,108,422 million of principal and accrued interest will cause the Corporation to be in a negative working capital position, may materially threaten its solvency and/or may severely restrict the ability to grow its business. There is no certainty that the Corporation would have sufficient cash at such time to make the repayment.

Selected Financial Results and Highlights

Income Statement	Three Months Ended			Nine Months Ended	
	Sept. 30, 2004	June 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003
Revenue	$ 1,978,942	$ 2,032,136	$ 1,647,566	$ 5,628,642	$ 4,409,326
General and administrative expenses	2,905,198	3,098,792	2,160,979	8,654,946	5,378,154
Loss before interest, amortization and other deductions	(926,256)	(1,066,656)	(513,413)	(3,026,304)	(968,828)
Net income (loss)	(2,001,764)	(2,153,069)	(1,628,391)	(6,056,427)	(3,930,215)
Net income (loss) per share - basic - fully diluted	 ($0.03) n/a	 ($0.03) n/a	 ($0.03) n/a	 ($0.09) n/a	 ($0.07) n/a

Balance Sheet as at	Sept. 30, 2004	June 30, 2004	Dec 31 ,2003	Sept. 30, 2003
Cash and cash equivalents	$ 15,251,307	$ 18,427,174	$ 20,274,836	$ 21,833,287
Total assets[(1)]	$ 31,210,243	$ 34,063,056	27,481,286	29,456,796
Long-term liabilities	22,822,472	22,692,655	21,060,850	20,484,978
CASH DIVIDENDS DECLARED PER SHARE	-	-	-	-
SHAREHOLDERS EQUITY - warrants - capital stock - retained earnings	 2,743,957 22,057,996 (31,793,434)	 2,759,390 21,983,696 (29,791,670)	 2,785,737 17,728,461 (25,737,007)	 2,785,737 17,726,761 (23,131,031)
Total	$ (6,991,482)	$ (5,048,584)	$ (5,222,809)	$ (2,618,533)

Note:

(1) Financial results from minority holdings are not consolidated into the Corporation's consolidated financial statements, as the Corporation does not exercise control in these entities.

Points International Ltd. Summary of Quarterly Results (Unaudited)			
Quarter Ended	**Revenues**	**Net Loss**	**Loss per share[1]**
September 30, 2004	$1,978,942	($2,001,764)	($0.03)
June 30, 2004	$2,032,136	($2,153,069)	($0.03)
March 31, 2004	$1,617,565	($1,901,594)	($0.03)
December 31, 2003	$1,449,378	($2,605,974)	($0.04)
September 30, 2003	$1,647,566	($1,628,391)	($0.03)
June 30, 2003	$1,457,568	($1,283,337)	($0.02)
March 31, 2003	$1,304,192	($1,018,489)	($0.02)
December 31, 2002	$911,940	($1,762,000)	($0.03)
September 30, 2002	$729,467	($1,725,072)	($0.03)

Note: (1) The fully diluted loss per share has not been computed, as the effect would be anti-dilutive.

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

AS AT	September 30, 2004	December 31, 2003
ASSETS		
CURRENT		
Cash and cash equivalents	15,251,307	20,274,836
Accounts receivable	1,196,865	1,004,370
Prepaid and sundry assets	1,228,039	825,221
	17,676,211	22,104,427
LONG-TERM INVESTMENTS	161,629	161,629
PROPERTY, PLANT AND EQUIPMENT	1,700,903	513,723
INTANGIBLE ASSETS	8,705,708	1,320,692
DEFERRED COSTS	2,375,793	2,790,816
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
	13,534,032	5,376,859
	$ 31,210,243	$ 27,481,286

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

AS AT	September 30, 2004	December 31, 2003
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	1,199,546	1,187,598
Deposits	12,974,925	10,455,646
Current portion of loan payable	29,860	-
Current portion of acquisition loan payable	1,174,921	-
	15,379,252	11,643,244
LOAN PAYABLE	72,163	-
ACQUISITION LOAN PAYABLE	380,118	-
CONVERTIBLE DEBENTURE	8,694,714	8,036,372
CONVERTIBLE PREFERRED SHARES	13,675,478	13,024,478
	38,201,725	32,704,094
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	22,057,996	17,728,461
WARRANTS	2,743,957	2,785,737
RETAINED EARNINGS	(31,793,434)	(25,737,007)
	(6,991,482)	(5,222,809)
	$ 31,210,243	$ 27,481,286

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE PERIOD ENDED SEPTEMBER 30, 2004

	9 Month Period		3 Month Period	
	Jan-Sep 30/04	Jan-Sep 30/03	Jul-Sep 30/04	Jul-Sep 30/03
REVENUES				
Points operations	$ 5,426,681	$ 4,166,147	$ 1,945,599	$ 1,539,780
Interest income	201,961	243,179	33,343	107,786
	5,628,642	4,409,326	1,978,942	1,647,566
GENERAL AND ADMINISTRATION	8,654,946	5,378,154	2,905,198	2,160,979
LOSS- Before interest, amortization and other items	(3,026,304)	(968,828)	(926,256)	(513,413)
Interest on Convertible Debenture	658,342	495,000	225,659	165,000
Interest on Series Two Preferred Shares	651,000	407,478	217,000	217,000
Interest and Bank Charges	72,448	9,537	1,745	2,625
Amortization of Capital & Intangible Assets and Deferred Costs	1,648,334	2,049,372	631,105	730,353
	3,030,123	2,961,386	1,075,509	1,114,978
LOSS	(6,056,427)	(3,930,215)	(2,001,764)	(1,628,391)
DEFICIT - Beginning of period	(25,737,007)	(19,200,816)	(29,791,670)	(21,502,641)
DEFICIT - End of period	(31,793,434)	(23,131,031)	(31,793,434)	(23,131,032)
LOSS PER SHARE (Note 2)	($0.09)	($0.07)	($0.03)	($0.03)

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED SEPTEMBER 30, 2004

	9 Month Period		3 Month Period	
	Jan-Sep 30/04	Jan-Sep 30/03	Jul-Sep 30/04	Jul-Sep 30/03
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Loss	($6,056,427)	($3,930,215)	($2,001,764)	($1,628,391)
Items not affecting cash				
Amortization of property, plant and equipment	229,125	1,162,453	80,064	403,842
Amortization of deferred costs	467,934	319,766	140,461	137,460
Amortization of intangible assets	951,275	567,150	410,579	189,050
Cancellation of warrants issued for services	(1,167)		-	-
Interest on Series Two Preferred Shares	651,000	407,478	217,000	217,000
Interest accrued on convertible debenture	658,342	495,000	225,659	165,000
	(3,099,918)	(978,368)	(928,001)	(516,039)
Changes in non-cash balances related to operations (Note 6 (a))	1,812,985	778,853	(1,335,031)	(1,987,151)
CASH FLOWS USED IN OPERATING ACTIVITIES	(1,286,934)	(199,515)	(2,263,031)	(2,503,190)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment, net of proceeds	(1,416,305)	(234,774)	(664,810)	(113,063)
Purchase of intangible assets	(96,646)	(118,155)	(76,362)	(26,193)
Payments for the acquisition of MilePoint, Inc.	(1,900,000)		-	
Costs related to the acquisition of MilePoint, Inc. (Note 7)	(784,608)	-	(332,554)	-
CASH FLOWS USED IN INVESTING ACTIVITIES	(4,197,558)	(352,929)	(1,073,726)	(139,256)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of Warrants	-	2,700,000	-	-
Issuance of Series Two Preferred Share	-	12,400,000	-	-
Loan payable	102,023	-	102,023	-
Deferred financing costs	70,018	(717,048)	-	-
Repayment of obligations under capital leases	-	(252,230)	-	(16,514)
Issuance of capital stock, net of share issue costs	288,921	913,309	58,867	95,367
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	460,963	15,044,031	160,890	78,853
INCREASE (DECREASE) IN CASH	(5,023,529)	14,491,587	(3,175,867)	(2,563,592)
CASH AND CASH EQUIVALENTS - Beginning of period	20,274,836	7,341,700	18,427,174	24,396,879
CASH AND CASH EQUIVALENTS - End of period	$ 15,251,307	$ 21,833,287	$ 15,251,307	$ 21,833,287

1. *Accounting policies*

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with the company's 2003 audited consolidated financial statements. These financial statements contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

a) Basis of presentation

The consolidated financial statements include the accounts of the Company and from their respective dates of acquisition of control or formation of its wholly owned subsidiaries. All inter-company transactions and amounts have been eliminated on consolidation.

b) Goodwill

Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The company currently compares the carrying amount of the goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

c) Intangible assets

Intangible assets represent the fair value of contracts acquired by the company on MilePoint, Inc, acquisition. The carrying value of these contracts will be amortized on a straight-line basis over the life of the contracts.

2. *Loss per share*

a) Loss per share

Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the nine months ended September 30, 2004 that amounted to 65,810,352 shares (September 30, 2003 – 56,773,936).

b) Fully-diluted loss per share

The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

3. *Segmented information*

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at September 30, 2004 and December 31, 2003 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $5,204,733 (September 30, 2003 - $4,110,915) of the company's revenues were generated in the U.S. for the nine month period, with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

4. *Economic dependence*

For the nine-month period ended September 30, 2004, approximately 46% of the company's revenues are from its two largest customers (65% at September 30, 2003). In addition, as at September 30, 2004, 64% of the company's deposits are due to these customers (59% as at September 30, 2003).

5. *Stock-based compensation*

Effective January 1, 2002 the company adopted CICA 3870 ("Stock-based Compensation and Other Stock-based Payments"). As permitted by CICA 3870 the company has applied this change prospectively for new awards granted on or after January 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. In periods prior to January 1, 2002 the company recognized no compensation when stock or stock options were issued to employees. Supplementary pro forma information regarding net income is required by CICA 3870 as if the company had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

During the quarter ended September 30, 2004, 510,000 options were issued to employees. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net income under Canadian GAAP would be reduced [loss increased] by approximately $288,290 for the nine months ended September 30, 2004. Loss-per-share figures would not have changed.

6. *Statement of Cash Flows*

a) Changes in non-cash balances related to operations are as follows:

	Three Months Ended Sept 30,		Nine Months Ended Sept 30,	
	2004	2003	2004	2003
Decrease (Increase) in accounts receivable	$ 142,373	$ 189,234	$ (192,495)	$ (502,911)
Decrease (Increase) in prepaid and sundry assets	$ 43,411	$ (52,506)	$ (402,819)	$ (189,090)
Decrease (Increase) in deferred costs	$ (95,509)		$ (122,929)	
Increase (Decrease) in accounts payable and accrued liabilities	$ 268,358	$ (346,789)	$ 11,948	$ (128,100)
Increase (Decrease) in deposits	$ (1,693,663)	$ (1,777,089)	$ 2,519,279	$ 1,598,953
	$ (1,335,031)	$ (1,987,151)	$ 1,812,985	$ 778,852

b) Supplemental information

Interest and taxes

Interest of $72,488 was paid during the nine month period ended September 30, 2004. Interest of $194,408 was received during the nine month period ended September 30, 2004. No income taxes have been paid.

Non-cash transactions

Non-cash transactions for the nine months ended September 30, 2004 are as follows:

(i) 406,954 shares of Points.com Inc. were acquired in exchange for 1,018,974 shares of the Corporation.

(ii) 4,000,000 shares (valued at $4,000,000) of the Corporation were issued as part consideration in the acquisition of MilePoint, Inc. (see Note 7).

(iii) $30,000 of revenue earned for hosting services provided was paid in loyalty currency. The currency was valued at the purchase price of the miles. The expense will be recognized as the currency is used.

(iv) $82,044 of revenue earned for membership fees provided was paid in one week accommodation certificates. The certificates are valued at their average cost. The expense will be recognized as the accommodation certificates are used.

(v) The Corporation received $107,905 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation.

(vi) Interest of $5,062 was accrued on the acquisition of MilePoint, Inc.

(vii) Interest of $658,342 was accrued on the convertible debenture.

(viii) Interest of $651,000 was accrued on the Series Two Preferred.

c) Cash and cash equivalents consist of:

AS AT		September 30, 2004		December 31, 2003
Cash	$	11,360,089	$	9,046,701
Short -Term Investments		1,236,162		9,627,468
Cash held by credit card processor		2,655,055		1,600,667
Total		15,251,307		20,274,836

7. *MilePoint Inc. Acquisition*

On March 31, 2004 Points acquired substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price of $7.5 million was satisfied through a combination of $3.5 million in cash payable, without interest, over two years and four million common shares.
The cost of the acquisition and the fair values assigned are as follows:

Intangibles	$225,000
Contracts with Partners	3,455,062
Goodwill	4,559,584
	$8,239,646
Consideration:	
Cost of Transaction	$784,584
Capital Stock Issued	4,000,000
Acquisition Loan Payable	3,455,062
	$8,239,646

The acquired contracts with partners will be amortized over the life of the contracts. The goodwill and other intangibles will not be amortized; these will be reviewed annually and any permanent impairment will be recorded and charged to income in the year that the impairment has occurred.

The loan payable, which has a face value of $3,500,000, is discounted to its fair value as it is non interest bearing and due over two years.

8. *MilePoint Inc. Acquisition Payments*

Remaining payments under the terms of the acquisition loan payable are as follows:

Acquisition Loan Payable	
Current Portion	$1,174,921
Long-Term Portion	380,118
Accretion of Interest	44,961
Total	$1,600,000

CONFIDENTIAL: Internal Draft For Review: Not for release until: November 10, 2004
Source: Points International Ltd. (TSX: PTS)

points
INTERNATIONAL LTD

Points International Ltd. reports 2004 third quarter results

New partner relationships and development of consumer enhancements position company for growth

Toronto, November 10, 2004 – Points International Ltd. (TSX: PTS, OTC: PTSEF), operator of the world's leading reward program management portal – at www.points.com – reported financial results for the third quarter and nine months ended September 30, 2004.

The Company reported revenues of $1.98 million in the 2004 third quarter, an increase of 20% versus $1.65 million during the same period in 2003. New business established in both the second and third quarters, as well as price increases for consumer activity implemented at the end of the third quarter, contributed to the increase in revenue, and are expected to generate revenue growth in subsequent periods. Points powered the cumulative online exchange, sale and transfer of 6.5 billion points and miles, up from 5.3 billion at the end of the third quarter of 2004 and 3.0 billion at 2003 year end.

"Points.com continued its successful strategy of establishing partner relationships with the world's most important and successful loyalty program operators," noted CEO Rob MacLean. "New relationships launched or announced in the third and early fourth quarter include partners such as British Airways, Prime Hospitality, Goldpoints, Frontier Airlines and Hawaiian Airlines." Several new partners will be joining Points.com and/or launching additional private branded solutions with Points.com in the fourth quarter, including the previously announced relationship with Frontier Airlines. These new partners are expected to increase the number of transactions we perform and grow traffic significantly."

In addition to ongoing efforts to establish additional partner relationships, the third quarter saw the company begin development on the next version of its consumer experience at the website www.points.com. In the second quarter of 2005, several significant changes to the Points.com consumer experience will be launched.

The company is working closely with its partners, and industry experts, on the development of the next version of the Points.com website, which represents a major enhancement in the relationship with both reward program partners and consumers. Today, the consumer interacts with a site that centers on a single feature: Exchange. The new Points.com website will broaden its offerings, and present each consumer with a personalized view of their reward program universe.

"As a result of this personalized view, Points.com will help consumers realize more value from their favorite programs, and "Get More Rewards, Faster™". This is accomplished by adding new mile and point management tools such as ways to purchase and earn more miles or points in their

favorite programs. In addition, the system will be driven by an Amazon-style associative relevance suggestion engine that will use the consumer's unique program, reward goals and point balance mix to suggest ways to use the earn, buy and exchange tools to "Get More Rewards, Faster™", stated Mr. MacLean

The result of these changes is the evolution of Points.com to a "reward management portal", providing a more comprehensive and engaging consumer experience.

This reward program management utility will add new revenue streams to the Points.com business model, including a focus on subscription membership. Management anticipates accessing significant revenue streams from the additional functionality on the site.

Investment is well underway, and these changes will be phased in over the course of 2005, with monthly releases beginning in the second quarter. During the second quarter, Points.com users will immediately notice a new look and feel, reflecting the more consumer-focused approach. Over the course of the spring and summer, Points.com will add purchase, earn, and suggestion functionality. In the second half of 2005, management will begin driving significant consumer traffic to the new Points.com website to leverage the site's ongoing evolution.

Third quarter highlights include:

- Strong recurring revenues, as 92% of Points.com's revenues were recurring.
- General and administrative expenses were $2.91 million for the quarter, up from $2.16 million in 2003 and down from $3.10 million in the second quarter of 2004. As Points continues to enhance the consumer functionality of Points.com, general and administrative expenses in the fourth quarter are likely to be marginally higher than the third quarter of 2004.
- Loss before interest, amortization and other deductions ("EBITDA") was reduced to ($926,256) for the third quarter of 2004 compared with ($1.07 million) in the prior quarter and ($513,413) for the same period in 2003.
- The period net loss decreased to ($2.0 million) compared with ($2.15 million) in the prior quarter, and ($1.63 million) for the previous year.
- Cash was $15.25 million at quarter-end, compared to $18.43 million in the prior quarter. Decreased cash is attributed to a lower foreign exchange rate, decreased deposits and the operating loss for the third quarter.
- As at quarter-end, Points.com's activity continued to demonstrate strong growth as there was a 186% increase in points transacted versus the year earlier period. This represented a record level of transactions.
- The transaction size of each exchange increased to 18,041 points per exchange, up from 15,663 in the third quarter of 2003, and 15,060 in the prior quarter.

The company expects that the fourth quarter and year-end results will be released on or about March 10, 2005.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can exchange points and miles between reward programs so that they can Get More Rewards, Faster™. Points.com has attracted over 40 of the world's most important reward programs, including industry leaders American Airlines (the AAdvantage® program), Delta Air Lines (SkyMiles®), eBay (Anything Points), InterContinental Hotels (Priority Club® Rewards), and Starbucks.

Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

Contacts:

For investor relations: Steve Yuzpe, CFO (416) 596-6382 steve.yuzpe@points.com	For partnerships and other inquiries: Christopher Barnard, President (416) 596-6381 christopher.barnard@points.com.
Ed Lewis CEOcast, Inc. for Points International (212) 732-4300 elewis@ceocast.com	

THE TSX HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR THE ACCURACY OF THIS RELEASE

ATTACHMENT:
POINTS INTERNATIONAL LTD.
EXCERPTS FROM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS